UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

7 December 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Kraft Foods Group, Inc.

File No. 333-184314 -- CF# 28950

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Kraft Foods Group, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on October 5, 2012, as amended on December 4, 2012.

Based on representations by Kraft Foods Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.8	through October 1, 2014
Exhibit 10.10	through October 1, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel